UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Monaco Telecom to Launch Mobile WiMAXTM Center of Excellence in collaboration with Alvarion and Cisco. Dated January 29th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Monaco Telecom to Launch Mobile WiMAXTM Center of
Excellence in collaboration with Alvarion and Cisco

Collaboration highlights Mobile WiMAX benefits and strengths

Opening ceremony today, January 29, 19:00, at La Boutique Monaco
Telecom, 9 rue du Gabian Monaco

Monaco, January 29, 2009 – Monaco Telecom – a Cable & Wireless affiliate, in collaboration with Alvarion® Ltd. (NASDAQ: ALVR) and Cisco®, today announced the official opening of the Center of Excellence for Mobile WiMAX™ technology in the Principality of Monaco. Based on the 802.16e-2005 standard, the Center of Excellence brings the three companies together to provide a unique experience of anytime, anywhere broadband mobility using advanced features of Mobile WiMAX. This showcase will allow customers an opportunity to check out several triple play applications including:

—	Voice – using softphones on laptops directly connected to Monaco Telecom’s Sonus VoIP soft switch.

—	High speed mobile Internet – browsing, messaging, etc.

—	Streaming TV – displayed directly from the Monaco Telecom TV platform on laptops using WiMAX PC cards.

Alvarion brings its end-to-end 4Motion® Mobile WiMAX offering that includes the WiMAX Forum Certified™ BreezeMAX® base station. Cisco is providing its Broadband Wireless Gateway solution that enables the Open WiMAX Access Service Network (ASN) gateway functionality.

Preparations for the Center of Excellence began less than one year ago. A live demonstration of Mobile WiMAX will show what this technology is really all about.

Located at Monaco Telecom’s site La Boutique, the showcase includes:

—	Tests drive around the premises of Personal Broadband with WiMAX-enabled laptops for an outstanding experience of full mobility.

—	Real-life glimpse of Mobile WiMAX from the end-user’s eyes, with data rates of up to 10 Mbps achieved using two Alvarion base stations at the 2.5 GHz frequency band and CPEs (customer premises equipment).

Jean-Michel Rouylou, CE of International activities, said: “We are pleased to present you the Center of Excellence through which we will promote a strong

Open WiMAX network. This center fits perfectly with our strategy of offering wireless broadband solutions to African countries. Interoperability of WiMAX devices and applications with these market leading vendors will help accelerate the deployment of Mobile WiMAX across the globe.”

“Alvarion’s widely-deployed 4Motion Mobile WiMAX solution includes best-in-class components from leading vendors and will be showcased at the Center of Excellence,” said Tzvika Friedman, president and CEO of Alvarion. “Monaco Telecom’s advanced labs provide global customers with the ideal settings to experience the advantages of mobile Internet service.”

– Ends –

About Monaco Telecom
Monaco Telecom is the incumbent full service operator providing fixed, mobile, Internet access and TV to the Principality of Monaco for over 70 years. Monaco Telecom retains a strong commitment to providing the latest services along with the highest quality customer service.

Internationally, Monaco Telecom’s strategy is one of working with key local partners building, high quality mobile networks, in niche markets along with broadband capability whilst growing satellite services in Africa and the Mediterranean region.

49% of the capital of Monaco Telecom is currently owned by the UK-based Cable & Wireless Group, 45% by the Monaco government, and 6% by the Compagnie Monégasque de Banque.

Further information can be found at www.monaco.mc

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and proven ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

About Cisco
Cisco (NASDAQ: CSCO) is the worldwide leader in networking that transforms how people connect, communicate and collaborate. Information about Cisco can be found at http://www.cisco.com. For ongoing news, visit http://newsroom.cisco.com